Condensed Consolidated Interim
Financial Statements

For the Three and Nine Months Ended September 30, 2024 and 2023

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		September 30, 2024	December 31, 2023
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$604,340	$612,941
Amounts receivable		73,256	70,763
Inventories		253,623	257,302
Other current assets	4	16,538	25,021
		947,757	966,027

Property, plant and equipment	5	1,283,722	1,237,506
Deferred income tax assets	11	46,000	57,900
Other non-current assets	6	56,794	19,333
		1,386,516	1,314,739
Total assets		$2,334,273	$2,280,766

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$215,162	$201,707
Income tax payable		22,573	40,952
Other current liabilities	4	25,443	54,778
		263,178	297,437

Deferred income tax liabilities	11	7,551	16,809
Provision for reclamation	8	281,442	272,566
Other non-current liabilities	6	37,487	19,712
		326,480	309,087
Shareholders' equity
Share capital	12	840,140	861,536
Contributed surplus		31,848	33,869
Accumulated other comprehensive income		1,382	7,451
Retained earnings		871,245	771,386
		1,744,615	1,674,242
Total liabilities and shareholders' equity		$2,334,273	$2,280,766
Commitments and contingencies (note 14)
Subsequent events (note 14)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of United States dollars)		2024	2023	2024	2023
(except per share amounts)	Notes

Revenue	7	$323,927	$343,893	$912,116	$754,940

Cost of sales
Production costs		183,440	186,801	519,772	544,638
Depreciation, depletion and amortization		33,119	42,537	93,964	84,362
Earnings from mine operations		107,368	114,555	298,380	125,940

Exploration and evaluation costs		21,871	19,520	57,492	58,466
Corporate administration		7,282	6,430	24,698	26,543
Share-based compensation expense		2,644	1,516	5,985	6,627
Care and maintenance expenses		6,026	7,472	17,132	21,960
Reclamation expense (recovery)	8	6,608	(23,086)	(23,535)	(15,758)
Other operating expenses	9	8,049	2,839	30,397	24,748
Earnings from operations		54,888	99,864	186,211	3,354

Other non-operating income	10	(5,548)	(7,840)	(33,101)	(12,185)
Finance costs		3,790	5,589	10,941	12,063
Earnings before income tax		56,646	102,115	208,371	3,476
Income tax expense	11	27,854	41,492	75,479	55,986
Net earnings (loss)		28,792	60,623	132,892	(52,510)

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to earnings:
Changes in fair value of hedge derivative instruments	15	2,901	(6,159)	(7,520)	1,532
Items that will not be subsequently reclassified to earnings:
Changes in fair value of equity securities	15	970	—	1,451	—
Other comprehensive income (loss)		3,871	(6,159)	(6,069)	1,532
Total comprehensive income (loss)		$32,663	$54,464	$126,823	$(50,978)

Earnings (Loss) per share:
Basic	12	$0.14	$0.28	$0.62	$(0.24)
Diluted	12	$0.13	$0.27	$0.61	$(0.25)

Cash dividends declared per common share (C$)		$0.07	$0.07	$0.21	$0.21

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings (loss)		$28,792	$60,623	$132,892	$(52,510)

Adjustments:
Depreciation, depletion and amortization		35,137	43,400	98,836	88,080
Reclamation expense (recovery)	8	6,608	(23,086)	(23,535)	(15,758)
Share-based compensation expense		3,309	2,164	5,985	6,664
Finance costs		3,790	5,589	10,941	12,063
Income tax expense	11	27,854	41,492	75,479	55,986
Unrealized foreign exchange loss (gain)		237	96	(4,843)	(376)
Unrealized fair value loss on financial asset related to the Additional Royal Gold Agreement	15a	1,500	—	10,400	—
Other		373	178	38	2,839
Reclamation payments		(3,828)	—	(3,828)	—

Cash provided by operating activities prior to changes in working capital and income taxes paid		103,772	130,456	302,365	96,988
Income taxes paid		(6,951)	(6,722)	(88,795)	(11,824)
Other changes in working capital	13	6,818	42,824	(7,943)	14,995
Cash provided by operating activities		103,639	166,558	205,627	100,159

Investing activities
Property, plant and equipment additions		(66,178)	(22,159)	(114,024)	(51,046)
Acquisition of Goldfield Project		—	(31,500)	—	(31,500)
Decrease in restricted cash		—	3,424	—	—
Proceeds from disposition of property, plant, and equipment		—	24	875	1,496
Cash settlement related to the Additional Royal Gold Agreement	15a	—	—	(24,500)	—
Payment of transactions costs related to the Additional Royal Gold Agreement		—	—	(2,521)	—
Purchase of marketable securities		(1,258)	—	(5,543)	—
Cash used in investing activities		(67,436)	(50,211)	(145,713)	(81,050)

Financing activities
Dividends paid	12	(11,034)	(11,148)	(33,033)	(33,779)
Payment of borrowing and financing costs		(552)	(2,457)	(1,605)	(3,530)
Repayment of lease obligations		(1,995)	(1,631)	(5,677)	(4,897)
Proceeds from common shares issued		1,312	185	3,622	1,647
Payment for common shares repurchased	12	(12,017)	(11,012)	(31,822)	(18,347)
Cash used in financing activities		(24,286)	(26,063)	(68,515)	(58,906)
Increase (decrease) in cash and cash equivalents during the period		11,917	90,284	(8,601)	(39,797)
Cash and cash equivalents at beginning of the period		592,423	401,835	612,941	531,916
Cash and cash equivalents at end of the period		$604,340	$492,119	$604,340	$492,119

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at January 1, 2024	215,497,133	$861,536	$33,869	$7,451	$771,386	$1,674,242
Net earnings	—	—	—	—	132,892	132,892
Other comprehensive loss	—	—	—	(6,069)	—	(6,069)
Transactions with shareholders:
Repurchase of shares - Normal Course Issuer Bid (“NCIB”) (note 12)	(4,965,300)	(32,312)	—	—	—	(32,312)
Related to the effect of share repurchase liability (note 12)	—	3,033	—	—	—	3,033
Share-based compensation expense	—	—	2,093	—	—	2,093
Issued on exercise of stock options	589,723	4,230	(1,204)	—	—	3,026
Issued under the employee share purchase plan	123,445	731	—	—	—	731
Issued on redemption of restricted share units	507,346	2,922	(2,910)	—	—	12
Dividends declared and paid (C$0.21 per share)	—	—	—	—	(33,033)	(33,033)
Balance at September 30, 2024	211,752,347	$840,140	$31,848	$1,382	$871,245	$1,744,615

Balance at January 1, 2023	218,428,681	$886,479	$29,564	$(3,323)	$897,571	$1,810,291
Net loss	—	—	—	—	(52,510)	(52,510)
Other comprehensive income	—	—	—	1,532	—	1,532
Transaction with shareholders:
Repurchase of shares - NCIB (note 12)	(3,114,300)	(18,347)	—	—	—	(18,347)
Share-based compensation expense	—	—	4,621	—	—	4,621
Issued on exercise of stock options	256,583	1,691	(505)	—	—	1,186
Issued under the employee share purchase plan	111,462	669	—	—	—	669
Issued on redemption of restricted share units	66,573	561	(464)	—	—	97
Dividends declared and paid (C$0.21 per share)	—	—	—	—	(33,779)	(33,779)
Balance at September 30, 2023	215,748,999	$871,053	$33,216	$(1,791)	$811,282	$1,713,760
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the annual disclosures required by IFRS, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.
These financial statements were authorized for issuance by the Board of Directors of the Company on October 31, 2024.
3. Summary of material accounting policies, critical accounting estimates and judgements

These interim financial statements have been prepared using material accounting policies and critical accounting estimates and judgements consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2023, except for the ones as listed below:

Critical accounting estimates and judgements

i. Additional Royal Gold Agreement

On February 13, 2024, the Company and its subsidiary Thompson Creek Metals Company Inc. (“TCM”) entered into an additional agreement with RGLD Gold AG (the “Additional Royal Gold Agreement”) relating to the Mount Milligan Mine (refer to note 15a). Significant judgement was required to determine accounting for the contract, including the conclusion that it is a modification of a contract with a customer, under IFRS 15, Revenue recognition from contracts with customers, whereby the Company received consideration in the form of a financial asset. Significant judgement was also required to determine whether all the cash flows in the Additional Royal Gold Agreement should be accounted for as a single financial asset under IFRS 9, Financial Instruments. In addition, significant judgement was required to determine the basis for the initial valuation of the financial asset, including, among other things, Mount Milligan Mine’s life of mine viewed from the perspective of the specific market participant deemed most relevant for this transaction.

Measurement of the financial asset includes various material assumptions that are subject to significant estimation. Actual results may differ from those amounts estimated. A change in any, or a combination of, the key assumptions used to determine the measurement of the financial asset, could have a material impact on the fair value of the financial asset. Refer to note 15a for key assumptions and estimation used in determining the fair value of the financial asset.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

New standards and amendments issued and applicable to the Company are described below:

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:
–Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
–Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–Clarifying how lending conditions affect classification; and
–Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets, or services.

The Company adopted the amendments to the standard on January 1, 2024 and concluded that there is no material impact on the financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
–the structure of the statement of profit or loss;
–required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures);
–enhanced principles on aggregation and disaggregation of totals and disclosures which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1 while many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company will perform an assessment of the impact of this new standard on its financial statements prior to the effective date of January 1, 2027.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

4. Other current assets and liabilities

	September 30, 2024	December 31, 2023
Other current assets
Current portion of derivative assets(1) (note 15b)	$1,719	$10,304
Prepaid insurance expenses	4,992	5,999
Deposits for consumable supplies	3,986	3,629
Marketable securities	3,976	2,834
Prepaid assets	1,306	560
Asset held-for-sale	—	1,510
Other	559	185
Total other current assets	$16,538	$25,021
Other current liabilities
Current portion of lease obligations	$6,529	$6,106
Current portion of derivative liabilities(1) (note 15b)	2,278	2,965
Current portion of provision for reclamation (note 8)	11,400	28,087
Share repurchase liability (note 12)	5,046	8,084
Deferred revenue	—	9,536
Other	190	—
Total other current liabilities	$25,443	$54,778
(1)Relates to the gold, diesel, foreign exchange, and copper hedging contracts.
5. Property, plant and equipment
The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2023	$732,848	$494,571	$14,438	$30,935	$1,272,792
Balance January 1, 2024	$692,592	$456,068	$35,093	$53,753	$1,237,506
Balance September 30, 2024	$673,095	$457,030	$51,412	$102,185	$1,283,722
(1)Includes exploration and evaluation assets of $273.5 million related to the Goldfield Project and the Kemess Project.

During the nine months ended September 30, 2024, $132.9 million of additions were capitalized to PP&E, including $15.1 million capitalized to the asset retirement obligation asset and $0.3 million of PP&E at its carrying value was disposed of during the period.

During the year ended December 31, 2023, $121.7 million of additions were capitalized to PP&E, including lease arrangements with right-of-use asset additions of $16.5 million. During the year ended December 31, 2023, PP&E with a carrying value of $6.3 million was disposed of.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

6. Other non-current assets and liabilities

	September 30, 2024	December 31, 2023
Other non-current assets
VAT and other tax receivables(1)	$10,294	$8,688
Non-current derivative assets(2)	1,931	5,332
Non-current supplies inventory	1,732	1,732
Non-current financial asset(3)	33,300	—
Marketable securities	7,510	—
Other	2,027	3,581
Total other non-current assets	$56,794	$19,333

Other non-current liabilities
Non-current portion of lease obligations	$15,467	$18,102
Non-current portion of deferred revenue(3)	19,900	—
Post-retirement benefits	1,646	1,244
Non-current derivative liabilities(2)	474	366
Total other non-current liabilities	$37,487	$19,712
(1)Includes amounts related to the Öksüt Mine value-added tax.
(2)Relates to the diesel, foreign exchange and copper hedging contracts (note 15b).
(3)Relates to the Additional Royal Gold Agreement (note 15a).

7. Revenue
Total revenue consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Gold revenue	$201,576	$229,908	$565,287	$361,296
Copper revenue	45,648	47,433	134,835	138,211
Molybdenum revenue	58,637	64,704	177,108	252,143
Other by-product revenue(1)	5,060	5,163	13,674	14,842
Revenue from contracts with customers	$310,921	$347,208	$890,904	$766,492
Provisional pricing adjustment on concentrate sales(2)	12,619	(1,855)	27,453	(4,411)
Metal content adjustments on concentrate sales	387	(1,460)	(6,241)	(7,141)
Total revenue	$323,927	$343,893	$912,116	$754,940
(1)Includes silver, rhenium, toll and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 14.1 million pounds of copper, 38,510 ounces of gold, and 68,169 pounds of molybdenum (September 30, 2023 - 15.0 million pounds of copper, 25,559 ounces of gold, and 103,582 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

8. Reclamation
a.Reclamation provision
The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	September 30, 2024	December 31, 2023
Development, exploration and care and maintenance sites (1)
Balance, beginning of year	$218,330	$175,121
Changes in cost estimates	(8,472)	32,956
Changes in discount rate	(6,050)	1,407
Accretion	5,469	6,554
Liabilities settled	(3,989)	(222)
Foreign exchange revaluation	(2,653)	2,514
Balance, end of period	$202,635	$218,330
Operating sites (1)
Balance, beginning of year	$82,323	$63,688
Changes in cost estimates	6,025	14,664
Changes in discount rate	399	756
Accretion	2,287	2,413
Foreign exchange revaluation	(827)	802
Balance, end of period	$90,207	$82,323

Current portion of reclamation provision (2)	11,400	28,087
Non-current portion of reclamation provision	281,442	272,566
Total provision for reclamation	$292,842	$300,653
(1)Development, exploration and care and maintenance sites include the Endako Mine, Thompson Creek Mine, Kemess project and Goldfield project. Operating sites include the Mount Milligan Mine and Öksüt Mine.
(2)Relates primarily to the Endako Mine.

The range of the nominal risk-free interest rate used in discounting the reclamation provision at the Endako Mine, Thompson Creek Mine and the Kemess Project are presented below:

	As at September 30, 2024			As at December 31, 2023
Range of nominal risk-free interest rate applied	3.13%	—	4.14%	3.02%	—	4.34%

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b. Reclamation expense (recovery)

The expense (recovery) was primarily attributable to the following:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Changes in cost estimates	$1,873	$16,605	$(7,930)	$16,605
Changes in discount rate	5,526	(38,344)	(16,093)	(32,547)
Other	(791)	(1,347)	488	184
Total reclamation expense (recover)	$6,608	$(23,086)	$(23,535)	$(15,758)

9. Other operating expenses

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Selling and marketing(1)	$2,948	$2,801	$7,697	$9,225
Öksüt Mine standby costs(2)	—	—	—	15,380
Transaction costs related to the Additional Royal Gold Agreement (note 15a)	—	—	2,512	—
Unrealized loss on financial asset related to the Additional Royal Gold Agreement (note 15a)	1,500	—	10,400	—
Study costs(3)	3,567	—	8,751	—
Other, net	34	38	1,037	143
Other operating expenses	$8,049	$2,839	$30,397	$24,748
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth Facility.
(2)Includes costs incurred at the Öksüt Mine that could not be capitalized to production inventory during the period of suspension of operations, which ended in early June 2023.
(3)Relates to site-wide optimization program at the Mount Milligan Mine.
10. Other non-operating income

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Interest income(1)	$(7,481)	$(5,241)	$(23,438)	$(13,780)
Foreign exchange loss (gain)(2)	1,089	(4,795)	(11,086)	(1,651)
Unrealized loss on marketable securities	99	1,598	259	833
(Gain) loss on sale of PP&E	(7)	96	(524)	1,516
Other expenses	752	502	1,688	897
Other non-operating income	$(5,548)	$(7,840)	$(33,101)	$(12,185)
(1)Primarily includes interest on bank term deposits.
(2)Primarily includes foreign exchange impact of the Turkish lira on the Company’s income tax and royalties.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

11. Income taxes

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Current income tax expense	$23,885	$36,513	$70,358	$46,433
Deferred income tax expense	3,969	4,979	5,121	9,553
Total income tax expense	$27,854	$41,492	$75,479	$55,986

The Company recognized income tax expense of $27.9 million for the three months ended September 30, 2024 compared to $41.5 million for the three months ended September 30, 2023. The income tax expense for the three months ended September 30, 2024 is primarily related to income from the Öksüt Mine and the drawdown of the deferred tax asset at Mount Milligan Mine.

The Company recognized income tax expense of $75.5 million for the nine months ended September 30, 2024 compared to $56.0 million for the nine months ended September 30, 2023. The income tax expense for the nine months ended September 30, 2024 is primarily related to increased earnings from the Öksüt Mine from a longer operating period in 2024 compared to 2023, due to the suspension of gold room operations at the ADR plant until June 2023 and the higher drawdown of the deferred tax asset at Mount Milligan Mine in 2024.
12. Shareholders' equity
a.Repurchases and cancellation of shares

Normal Course Issuer Bid
On November 3, 2023, the Company announced that it had received approval to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 18,293,896 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2023 and ending on November 6, 2024, representing approximately 10% of the public float.

During the nine months ended September 30, 2024, the Company repurchased 4,965,300 common shares, for the total consideration of $31.8 million at an average price of $6.41 (C$8.71) per share. The total consideration paid for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

Automatic Share Purchase Plan

On September 26, 2024, the Company initiated an automatic share purchase plan (“ASPP”) under its NCIB by authorizing its independent broker to repurchase a fixed total value of Centerra common shares up to $5.0 million (December 31, 2023 - $8.1 million) with a certain share price limit during the period ending November 4, 2024.

The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in the share capital line.

The calculation of basic and diluted weighted average common shares for the three and nine months ended September 30, 2024 included the impact of the cancellation of these common shares.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Earnings (loss) per share

Computation for basic and diluted earnings (loss) per share:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net earnings (loss)	$28,792	$60,623	$132,892	$(52,510)
Dilutive impact related to the RSU plan(1)	—	—	517	—
Dilutive impact related to the PSU plan(2)	(619)	(1,645)	(1,686)	(2,779)
Diluted earnings (loss)	$28,173	$58,978	$131,723	$(55,289)

Basic weighted average common shares (in thousands)	212,314	216,342	213,753	217,767
Dilutive impact of stock options (in thousands)	42	117	31	—
Dilutive impact related to the RSU plan (in thousands)(1)	492	1,131	2,095	—
Dilutive impact related to the PSU plan (in thousands)(2)	1,302	1,192	1,302	1,192
Diluted weighted average common shares (in thousands)	214,150	218,782	217,181	218,959

Earnings (Loss) per share:
Basic	$0.14	$0.28	$0.62	$(0.24)
Diluted	$0.13	$0.27	$0.61	$(0.25)
(1)Relates to the Company’s Restricted Share Unit (“RSU”) Plan.
(2)Relates to the Company’s Performance Share Unit (“PSU”) Plan.
For the three and nine months ended September 30, 2024 and 2023, certain potentially anti-dilutive securities were excluded from the calculation of diluted earnings (loss) per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
RSUs and stock options excluded from earnings (loss) per share (in thousands)	688	729	—	1,722
ASPP impact excluded from earnings (loss) per share (in thousands)(1)	703	—	703	—
(1)ASPP has an anti-dilutive impact on earnings per share by reducing the number of shares outstanding from the calculation.
c.Dividends

On October 31, 2024, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on November 13, 2024.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

13. Supplemental cash flow disclosures
Changes in working capital

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Decrease (increase) in amounts receivable	$660	$(4,262)	$(438)	$9,162
Decrease (increase) in inventories	4,113	17,566	(7,941)	40,699
(Increase) decrease in other current assets	(2,758)	1,770	(5,181)	4,695
Increase (decrease) in accounts payable and accrued liabilities	3,990	29,976	4,804	(36,916)
Increase (decrease) in income taxes payable	813	(2,226)	813	(2,645)
Changes in working capital	$6,818	$42,824	$(7,943)	$14,995
14. Commitments and contingencies
Commitments
As of September 30, 2024, the Company had entered into contracts to acquire PP&E totaling $17.4 million (September 30, 2023 - $9.8 million).
Contingencies
On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty.
Mount Milligan Mine Royalty

The Company is subject of a claim made by H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan, in the first quarter of 2020. H.R.S. claimed that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The B.C. Supreme Court rendered a written decision on October 8, 2024, which determined that the Company was correct to include the effect of the Royal Gold Streaming Agreement in its calculation of revenue subject to the production royalty but that such revenue (for purposes of the royalty agreement) should have included amortized amounts relating to advance payments made by Royal Gold to TCM. The parties have 30 days to formally file an appeal of this decision. The Company is currently assessing how to recalculate the royalty payments owed to H.R.S. historically and going forward but believes the potential exposure in relation to this claim from what the Company has accrued is not materially different.
15. Financial instruments
The Company’s financial instruments include the Mount Milligan financial asset related to the Additional Royal Gold Agreement, marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets and other current liabilities.
a.Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG (“Royal Gold”) and Royal Gold, Inc. which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered (“Mount Milligan Mine Streaming Agreement”).
On February 13, 2024, the Company and its subsidiary, TCM, entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”) relating to the Mount Milligan Mine. As part of the Additional Royal Gold Agreement, Royal Gold has agreed, among other things, to increase cash payments for Mount Milligan Mine’s gold ounces and copper pounds delivered to Royal Gold, starting after the first threshold date (“First Threshold Date”) and further increase these cash payments after the second threshold (gold) date (“Second Threshold (Gold) Date”) and the second threshold (copper) date (“Second Threshold (Copper) Date”).
The First Threshold Date will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or an aggregate of 30,000 tonnes of copper from shipments occurring after January 1, 2024. The Second Threshold (Gold) Date will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the Second Threshold (Copper) Date will occur once TCM has delivered to Royal Gold the aggregate of 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024. The Additional Royal Gold Agreement effectively entitles the Company to additional cash payments for gold and copper sold (“Threshold Payments”) as set out below. The value of the additional gold and copper payments to be received by the Company will depend on the Mount Milligan Mine’s production and the ability to sustain current life of mine (i.e. additional gold and copper payments can be suspended if (and for as long as) the Company discloses proven and probable reserves which, when combined with mining depletion from the transaction date, are lower than those disclosed in the mineral reserves and mineral resources update on February 14, 2024). These Threshold Payments are incremental to those received under the Mount Milligan Streaming Agreement. The incremental payments are as follows:

For gold:

•the lower of (a) $415 per ounce and (b) 50% of the gold spot price less $435 per ounce required under the Mount Milligan Streaming Agreement, for the period between the First Threshold Date and the Second Threshold (Gold) Date whereby (b) cannot be less than $nil; and
•the lower of (a) $615 per ounce and (b) 66% of the gold spot price less $435 per ounce required under the Mount Milligan Streaming Agreement, from and after the Second Threshold (Gold) Date whereby (b) cannot be less than $nil.

For copper:

•35% of the copper spot price for the period between the First Threshold Date and the Second Threshold (Copper) Date; and
•51% of the copper spot price from and after the Second Threshold Copper Date.
The Additional Royal Gold Agreement also provides the Mount Milligan Mine a right to elect to receive payments (“Pre-Threshold Payments”) from Royal Gold prior to the First Threshold Date but only if both the gold spot price is at or falls below $1,600 per ounce and the copper spot price is at or falls below $3.50 per pound. Any Pre-Threshold Payments previously received would be offset against Threshold Payments if the prices of gold and copper each increase above the aforementioned prices.
The Additional Royal Gold Agreement requires the Company and TCM to make certain payments and deliveries to Royal Gold, including:

i.An initial cash payment of $24.5 million;
ii.A requirement to deliver an aggregate of 50,000 ounces of gold. The obligation to deliver the 50,000 ounces to Royal Gold exists regardless of the operating performance of the Mount Milligan Mine. The first

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

33,333 ounces are expected to be delivered in tranches of 11,111 ounces after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership (“Greenstone project”). Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with first delivery to occur by June 30, 2030 (“Deferred Gold Consideration”); and
iii.Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occurring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of the Mount Milligan Mine’s annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year) commencing after the latter of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow before any such payments to Royal Gold resume. Free cash flow has a meaning specifically defined in Additional Royal Gold Agreement (“Free Cash Flow Interest Payments”).
Potential suspension of Threshold Payments mentioned above would not impact the Company’s and TCM’s obligation to make these payments and deliveries to Royal Gold.
The Company determined that the Additional Royal Gold Agreement modifies an existing contract with a customer under IFRS 15 whereby the Company received a financial asset. The financial asset is comprised of Threshold Payments that the Company is entitled to in the future and payments to Royal Gold, including the initial cash payment, Deferred Gold Consideration, Free Cash Flow Interest Payments and a potential tax indemnity. The Company accounted for the component pieces of the financial asset at fair value on the transaction date in accordance with IFRS 9. The consideration received in the form of the financial asset was recognized as deferred revenue, which is to be recognized as revenue upon the satisfaction of the Company’s performance obligations over the life of the Mount Milligan Mine. Transaction costs directly attributable to the Additional Royal Gold Agreement of $2.5 million were charged to other operating expenses in the condensed consolidated interim statements of earnings (loss) and were presented in the investing activities in the condensed consolidated interim statements of cash flows. Subsequent to the initial recognition, payments and receipts related to the Additional Royal Gold Agreement will be settled against the financial asset and the fair value of the financial asset will be re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses.

The following is a summary of the changes in the financial asset included in other assets in the Company’s condensed consolidated interim statements of financial position:

Balance, February 13, 2024	$19,200
Settlements during the period(1)	24,500
Fair value adjustments	(10,400)
Balance, September 30, 2024	$33,300
(1)Represents the initial $24.5 million cash payment made during the period.

The Company has also indemnified Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years. The Company considered the value associated with the indemnification to be nominal in its valuation of the financial asset based on remote probability of the cash outflow. The Company will continue to re-evaluate this assessment each period.

The fair value of the financial asset was determined using a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

with respect to metal prices, expected production, operating and capital costs of the Mount Milligan Mine’s life of mine projections, expected timing of delivery of Deferred Gold Consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. Changes in any of these assumptions or estimates could have resulted in a significantly higher or lower fair value of the financial asset, higher or lower value of deferred revenue and higher or lower net earnings.

The key assumptions used in the measurement of the financial asset are summarized in the table below:

	September 30, 2024	February 13, 2024
Gold price per oz - short-term	$2,175 - $2,300	$1,850 - $2,000
Gold price per oz - long-term	$2,025	$1,750
Copper price per lb - long term	$4.15	$4.00
Timing of delivery of Deferred Gold Consideration (range of years)	2025 to 2034	2025 to 2034
Gold price volatility used in the Monte Carlo simulation	14.2%	16.1%
Discount rate	6.5%	6.5%

Key assumptions

The determination of the fair value of the financial asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date and applying the Monte Carlo method to determine the applicable price for the additional cash payments for gold;
•Discount rate was based on the Company’s estimated weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt;
•Timing of Deferred Gold Consideration was determined based on the Company’s best estimate of the timing to receive the gold ounces in relation to the sale of Centerra’s 50% interest in the Greenstone project;
•Gold price volatility used in the Monte Carlo simulation was determined by applying statistical methods to daily historical gold prices over the period equal to the life of Mount Milligan Mine; and
•Estimated future production profile, including production levels and operating and capital costs of the Mount Milligan Mine were determined with reference to the 2035 life of mine plan. The production levels used were consistent with the volume of reserves developed as part of the Company’s process for the estimation of mineral reserves and resources.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the financial asset while production levels were a key assumption in the valuation of Threshold Payments and Free Cash Flows Interest Payments components of financial asset. Gold price volatility was an assumption used specifically in the Monte Carlo method applied in the valuation of additional cash payments for gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s corporate credit facility (revolving credit facility where $400.0 million is available to be drawn upon). The Company monitors its derivative position exposures on an ongoing basis.

	September 30, 2024	December 31, 2023
Derivative instrument assets
Current
Foreign exchange contracts	$1,001	$5,621
Fuel contracts	73	534
Gold contracts	—	495
Royal Gold deliverables(1)	638	1,275
Copper contracts	7	2,379
	1,719	10,304
Non-current
Foreign exchange contracts	1,913	5,240
Fuel contracts	18	92
	1,931	5,332
Total derivative instrument assets	$3,650	$15,636

Derivative instrument liabilities
Current
Foreign exchange contracts	$1,307	$2,272
Fuel contracts	968	624
Royal Gold deliverables(1)	3	69
	2,278	2,965
Non-current
Foreign exchange contracts	4	—
Fuel contracts	470	366
	474	366
Total derivative instrument liabilities	$2,752	$3,331
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at September 30, 2024 that are accounted for as cash flow hedges are summarized below:

		Average Strike Price					Total Position(2)
Instrument	Unit	2024	2025	2026	2027	Type
Fuel (diesel) hedge contracts
ULSD zero-cost collars(1)	Litres	$0.64/$0.72	$0.59/$0.66	$0.60/$0.67	$—	Fixed	8,824,500
ULSD swap contracts(1)	Litres	$0.64	$0.65	$0.60	$0.60	Fixed	18,793,800
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.30/$1.36	$1.32/$1.38	$1.33/$1.38	$—	Fixed	234,000,000
US$/C$ forward contracts	CAD	$1.33	$1.35	$1.37	0	Fixed	264,750,000
Copper contracts
Copper zero-cost collars	Pounds	$4.00/$5.12	$—	$—	$—	Fixed	1,984,160
(1)Ultra-low sulfur diesel.
(2)Total amounts expressed in the units identified.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2027.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2026.
Copper contracts

The Company applies hedge accounting to copper contracts it enters into to hedge a portion of the expected copper pounds sold (net of the portion attributable to the Royal Gold streaming agreement) to manage the risk associated with changes to the London Metal Exchange (“LME”) copper price. The option collar contracts utilized create a price floor and allow for some participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LME copper price is below the collar floor or above the collar ceiling, respectively, at the time of settlement. These contracts are expected to settle over time by the end of 2024.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below provides a breakdown of the changes in the fair value of these derivative contracts recognized in other comprehensive income (“OCI”) and the portion of the fair value changes reclassified to the statements of earnings:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Increase (decrease) in the fair value of derivative financial instruments	$4,504	$(5,213)	$(4,249)	$7,147
Reclassified to net earnings	(1,603)	(946)	(3,271)	(5,615)
Increase in fair value of equity securities	970	—	1,451	—
Increase (decrease) in the fair value of derivative instruments included in OCI(1)	$3,871	$(6,159)	$(6,069)	$1,532
(1)Includes tax expense of $0.4 million for the three months ended September 30, 2024 (2023 - $1.7 million tax recovery) and $0.4 million for the nine months ended September 30, 2024 (2023 - $nil).
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at September 30, 2024 are expected to settle by the end of the fourth quarter of 2024, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	Float	10,240
Copper forward contracts	Pounds	Float	2,039,000
(1)Total amounts expressed in the units identified.
Royal Gold deliverables

For deliveries under the Mount Milligan Streaming Agreement, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (collectively, “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

c. Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of the contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. Upon the shipment and sale of molybdenum products to selected customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at September 30, 2024 and December 31, 2023, are summarized as follows:

	September 30, 2024	December 31, 2023
Trade receivables prior to mark-to-market adjustment	$17,692	$27,313
Mark-to-market adjustment related to gold and copper concentrate sold	13,379	2,677
Mark-to-market adjustment related to molybdenum products sold	8	174
Provisionally-priced trade receivables	$31,079	$30,164
As at September 30, 2024 and December 31, 2023, the Company’s net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Copper	Pounds	14,112,098	11,850,994	4.52	3.89
Gold	Ounces	38,510	26,889	2,646	2,074
Molybdenum	Pounds	68,169	102,599	21.82	20.09

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are fair valued based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.
Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at September 30, 2024 and December 31, 2023, are summarized as follows:

	September 30, 2024	December 31, 2023
Accounts payable prior to fair value adjustment	$13,074	$11,619
Fair value adjustment to molybdenum concentrate	1,118	859
Provisionally-priced accounts payable	$14,192	$12,478
As at September 30, 2024 and December 31, 2023, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)
	Unit	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Molybdenum	Pounds	1,191,445	1,404,923	$20.31	$18.88

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

d. Fair value measurement
Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

September 30, 2024
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$33,300	$33,300
Provisionally-priced trade receivables	—	31,079	—	31,079
Marketable securities	11,339	—	—	11,339
Derivative financial instruments	—	3,650	—	3,650
	$11,339	$34,729	$33,300	$79,368

Financial liabilities
Provisionally-priced accounts payable	$—	$14,192	$—	$14,192
Derivative financial instruments	—	2,753	—	2,753
	$—	$16,945	$—	$16,945

December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$30,164	$—	$30,164
Marketable securities	2,834	—	—	2,834
Derivative financial instruments	—	15,636	—	15,636
	$2,834	$45,800	$—	$48,634

Financial liabilities
Provisionally-priced accounts payable	$—	$12,478	$—	$12,478
Derivative financial instruments	—	3,331	—	3,331
	$—	$15,809	$—	$15,809
During the three and nine months ended September 30, 2024, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The fair value of the Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement utilizes a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to the metal prices, expected production, operating and capital costs from the Mount Milligan Mine’s life of mine projections, expected timing of delivery of

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Deferred Gold Consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. As such, this financial asset is classified within Level 3 of the fair value hierarchy.
Marketable securities
Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.

16. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following tables set forth operating results by reportable segment for the following periods:

Three months ended September 30, 2024
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$126,092	$137,412	$60,423	$323,927	$—	$323,927
Cost of sales
Production costs	41,900	80,579	60,961	183,440	—	183,440
Depreciation	12,974	19,024	1,121	33,119	—	33,119
Earnings (loss) from mine operations	$71,218	$37,809	$(1,659)	$107,368	$—	$107,368
Exploration and evaluation costs	319	2,291	7,351	9,961	11,910	21,871
Corporate administration	—	—	—	—	7,282	7,282
Share-based compensation expense	—	—	—	—	2,644	2,644
Care and maintenance	—	—	2,457	2,457	3,569	6,026
Reclamation expense	—	—	3,160	3,160	3,448	6,608
Other operating expense (income)	254	6,121	460	6,835	1,214	8,049
Earnings (loss) from operations	$70,645	$29,397	$(15,087)	$84,955		$54,888
Other non-operating income					(5,548)	(5,548)
Finance costs					3,790	3,790
Earnings before income tax						$56,646
Income tax expense					27,854	27,854
Net earnings						$28,792
Additions to PP&E	$17,893	$27,232	$34,256	$79,381	$334	$79,715

Three months ended September 30, 2023
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$169,964	$106,279	$67,650	$343,893	$—	$343,893
Cost of sales
Production costs	39,205	80,439	67,157	186,801	—	186,801
Depreciation	19,954	21,436	1,147	42,537	—	42,537
Earnings (loss) from mine operations	$110,805	$4,404	$(654)	$114,555	$—	$114,555
Exploration and evaluation costs	422	2,877	2,532	5,831	13,689	19,520
Corporate administration	—	—	—	—	6,430	6,430
Share-based compensation expense	—	—	—	—	1,516	1,516
Care and maintenance	—	—	4,964	4,964	2,508	7,472
Reclamation recovery	—	—	(17,790)	(17,790)	(5,296)	(23,086)
Other operating expenses	—	2,351	488	2,839	—	2,839
Earnings (loss) from operations	$110,383	$(824)	$9,152	$118,711		$99,864
Other non-operating income					(7,840)	(7,840)
Finance costs					5,589	5,589
Earnings before income tax						$102,115
Income tax expense					41,492	41,492
Net earnings						$60,623
Additions to PP&E	$12,708	$9,235	$461	$22,404	$2,558	$24,962

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2024
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Nine months ended September 30, 2024
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$369,458	$357,690	$184,968	$912,116	$—	$912,116
Cost of sales
Production costs	114,449	216,990	188,333	519,772	—	519,772
Depreciation, depletion and amortization	39,793	51,429	2,742	93,964	—	93,964
Earnings (loss) from mine operations	$215,216	$89,271	$(6,107)	$298,380	$—	$298,380
Exploration and evaluation costs	727	5,328	21,060	27,115	30,377	57,492
Corporate administration	—	—	—	—	24,698	24,698
Share-based compensation expense	—	—	—	—	5,985	5,985
Care and maintenance	—	—	7,897	7,897	9,235	17,132
Reclamation expense (recovery)	—	—	(15,514)	(15,514)	(8,021)	(23,535)
Other operating expenses	617	22,147	1,251	24,015	6,382	30,397
Earnings (loss) from operations	$213,872	$61,796	$(20,801)	$254,867		$186,211
Other non-operating income					(33,101)	(33,101)
Finance costs					10,941	10,941
Earnings before income tax						$208,371
Income tax expense					75,479	75,479
Net earnings						$132,892
Additions to PP&E	$39,462	$46,795	$44,774	$131,031	$1,864	$132,895

Nine months ended September 30, 2023
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$190,896	$304,752	$259,292	$754,940	$—	$754,940
Cost of sales
Production costs	43,517	241,329	259,792	544,638	—	544,638
Depreciation, depletion and amortization	22,217	58,605	3,540	84,362	—	84,362
Earnings (loss) from mine operations	$125,162	$4,818	$(4,040)	$125,940	$—	$125,940
Exploration and evaluation costs	1,272	4,180	7,564	13,016	45,450	58,466
Corporate administration	—	—	—	—	26,543	26,543
Share-based compensation expense	—	—	—	—	6,627	6,627
Care and maintenance	—	—	14,001	14,001	7,959	21,960
Reclamation recovery	—	—	(10,462)	(10,462)	(5,296)	(15,758)
Other operating expenses	15,380	7,148	2,220	24,748	—	24,748
Earnings (loss) from operations	$108,510	$(6,510)	$(17,363)	$84,637		$3,354
Other non-operating income					(12,185)	(12,185)
Finance costs					12,063	12,063
Earnings before income tax						$3,476
Income tax expense					55,986	55,986
Net loss						$(52,510)
Additions to PP&E	$23,437	$25,375	$565	$49,377	$4,397	$53,774